                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                       Building One Services Corporation
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                               (Name of Issuer)
                         Common Stock, Par Value $.001
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                        (Title of Class of Securities)

                                   120114103
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                                (CUSIP Number)

                               Mr. Andrew Africk
                              Boss Investment LLC
                          c/o Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY 10019
                                (212) 261-4000
                                with copies to:

        Michael D. Weiner, Esq.                 John J. Suydam, Esq.
        Apollo Management, L.P.                 O'Sullivan Graev & Karabell, LLP
        1999 Avenue of the Stars, Suite 1900    30 Rockefeller Plaza, 24th Floor
        Los Angeles, CA 90067                   New York, NY 10012
        (310) 201-4100                          (212) 408-2400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 30, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies of this statement are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Convertible Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------------
  CUSIP NO. 120114103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Boss Investment LLC*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

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                          SOLE VOTING POWER
                     7
     NUMBER OF            5,474,444 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,474,444 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,474,444 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12             (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
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                                       2

-----------------------
  CUSIP NO. 120114103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Investment Fund IV, L.P.*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,195,795 shares of Common Stock**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,474,444 shares of Common Stock**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,195,795 shares of Common Stock**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,474,444 shares of Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,474,444 shares of Common Stock**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12         (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 120114103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Overseas Partners IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            278,649 shares of Common Stock**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,474,444 shares of Common Stock**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             278,649 shares of Common Stock**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,474,444 shares of Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,474,444 shares of Common Stock**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12            (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 120114103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Advisors IV, L.P.*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,474,444 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,474,444 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,474,444 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12             (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

     * On March 22, 1999 Boss Investment LLC, a Delaware limited liability company owned by certain Reporting Entities (as defined in Item 2) (the "Investor"), entered into a Securities Purchase Agreement (the "Purchase
---------                                                       --------
Agreement"), with Building One Services Corporation, a Delaware corporation (the
---------
"Issuer").  Pursuant to the Purchase Agreement, on April 30, 1999 the Investor
 ------
acquired approximately $100.0 million of the Issuer's 7.5% Junior Subordinated Convertible Debentures (the "Convertible Notes"). Assuming conversion of the
                             -----------------
principal amount of the Convertible Notes and assuming that all interest is paid in cash, the Convertible Notes are convertible into 4,444,444 shares of common stock of the Issuer, par value $.001 per share (the "Common Stock").
                                                     ------------

     On June 30, 1999, the Investor acquired from Friedman, Billings, Ramsey & Co., Inc. warrants to purchase 1,030,000 shares of the Issuer's Common Stock (the "Warrants"). Assuming the Investor exercised the Warrants and converted the
      --------
Convertible Notes, and assuming that all interest payments are paid in cash, the Investor would own 5,474,444 shares of the Issuer's Common Stock, or approximately 19.9% based on Building One's outstanding shares as of July 1, 1999.


     **The Investor will be dissolved and will distribute the Convertible Notes and Warrants to its members, each of whom is a Reporting Entity, resulting in direct beneficial ownership by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. of $94.9 million and $5.1 million, respectively, of the Convertible Notes corresponding to 4,218,222 shares and 226,222 shares of Common Stock upon conversion, respectively. The distribution will also result in direct beneficial ownership by AIF IV and Overseas Partners of warrants to purchase 977,573 and 52,427 shares of Common Stock, respectively.

ITEM 1.  SECURITY AND ISSUER

          This Statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 800 Connecticut Avenue, N.W., Suite 1111, Washington, D.C. 20006.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Investor obtained financing from its members for the purchase of the Warrants (as defined in Item 4). The members (Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.), in turn, obtained their respective funds from capital contributions of their partners.



ITEM 4.   PURPOSE OF THE TRANSACTION

          The purpose of the transaction was to acquire warrants to purchase 1,030,000 shares of the Issuer's common stock, par value $.001 (the "Warrants").
                                                                     --------

          On June 30, 1999, the Investor entered into two letter agreements (the "FBR Letter Agreements") with Friedman, Billings, Ramsey & Co., Inc. ("FBR"),
 ---------------------                                                 ---
pursuant to which the Investor acquired the Warrants. In connection with the sale of the Warrants, FBR waived its rights to have the Company use its best efforts to cause the election of two FBR-designees to the board of directors of the Company.

          The Investor is expected to be dissolved, pursuant to which it will distribute the Convertible Notes and Warrants to its members, each of whom is a Reporting Entity. The distribution will result in direct beneficial ownership by AIF IV and Overseas Partners of $94.9 million and $5.1 million, respectively, of the Convertible Notes corresponding to 4,218,222 shares and 226,222 shares of Common Stock upon conversion, respectively. The distribution will also result in direct beneficial ownership by AIF IV and Overseas Partners of warrants to purchase 977,573 and 52,427 shares of Common Stock, respectively.

          Each of the FBR Letter Agreements contains other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this
Schedule 13D and are incorporated herein by reference. In addition, the terms of the warrants are set forth in Warrant Certificate No. W-1 dated November 25, 1997 issued by the Issuer and the Warrant Agreement dated November 25, 1997, between the Issuer and FBR, each of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

          Except as set forth in this Item 4, the Reporting Entities have no present plans or proposals to acquire additional securities of the Issuer. However, the Reporting Entities reserve the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of the Reporting Persons, the Reporting Persons will amend this Schedule 13D.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

(a) Assuming the Investor exercised the Warrants and converted the Convertible Notes, and assuming that all interest payments are paid in cash, the Investor would own 5,474,444 shares of the Issuer's Common Stock, or approximately 19.9% based on Building One's outstanding shares as of July 1, 1999.

(c)       The responses set forth in Item 4 are incorporated herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The responses set forth in Item 4 are incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              1. Securities Purchase Agreement, dated as of March 22, 1999, between Boss Investment LLC, a Delaware limited liability company, and Building One Services Corporation, a Delaware corporation. *

              2. Investors' Rights Agreement, dated as of March 22, 1999, among Building One Services Corporation, a Delaware corporation, and Boss Investment LLC, a Delaware limited liability company. *

              3. Amendment No. 1, dated as of April 6, 1999, to the Investors' Rights Agreement, dated March 22, 1999, among Building One Services Corporation, a Delaware Corporation and Boss Investment LLC, a Delaware Limited Liability Company. *

              4. Indenture, dated as of April 30, 1999, between Building One Services Corporation, a Delaware corporation, and United States Trust Company of New York, a national banking association, as Trustee. *

              5.  Press Release, dated March 23, 1999. *

              6.  Press Release, dated April 30, 1999. *

              7.  Warrant Certificate No. W-1 dated November 25, 1997.

              8. Warrant Agreement dated November 25, 1997, between Building One Services Corporation and Friedman, Billings, Ramsey & Co., Inc.

---------
* Previously filed.

              9. Letter Agreement dated June 30, 1999, between Boss Investment LLC and Friedman, Billings, Ramsey & Co., Inc. ("FBR") relating to the sale of the Warrant.

             10. Letter Agreement dated June 30, 1999, between Boss Investment LLC and FBR relating to FBR's right to elect directors to the Board.

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Boss Investment LLC, Apollo Investment Fund IV, L.P., Apollo Advisors IV, L.P. and Apollo Overseas Partners IV, L.P.

        Dated as of the 6th day of July, 1999.

BOSS INVESTMENT LLC                     APOLLO ADVISORS IV, L.P.


By:  /s/ Andrew Africk                  By:  Apollo Capital Management IV, Inc.,
     --------------------------              its General Partner
     Name:  Andrew Africk
     Title:    Manager                  By:  /s/ Michael D. Weiner
                                             Name:  Michael D. Weiner
                                             Title:    Vice President



APOLLO INVESTMENT FUND IV, L.P.         APOLLO OVERSEAS PARTNERS IV, L.P.

By:  Apollo Advisors IV, L.P.,          By:  Apollo Advisors IV, L.P.,
     its General Partner                     its General Partner

By:  Apollo Capital Management IV,      By:  Apollo Capital Management IV, Inc.,
     Inc., its General Partner               its General Partner

By:  /s/ Michael D. Weiner              By:   /s/ Michael D. Weiner
     -------------------------------          ----------------------------------
     Name:  Michael D. Weiner                 Name:  Michael D. Weiner
     Title:     Vice President                Title:    Vice President